Mail Stop 3561

May 21, 2009

Mr. Christopher L. Nagel
Chief Financial Officer
Two North Riverside Plaza, Suite 1250
Chicago, Illinois 60606

  Re: **FreightCar America, Inc.**
    Form 10-K for the year ended December 31, 2008
    Filed March 13, 2009
    File No. 000-51237

Dear Mr. Nagel:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Consolidated Statements of Income, page 42

 1. We note from your disclosure in Note 1 that the description of your business

includes manufacture, rebuild, repair, sell and lease freight cars. In future filings, to the extent any of the revenues from services (i.e. rebuilding and repair) or from leasing freight cars exceeds 10% of total revenues, the amount of such revenues, and related cost of services, should be separately presented on the face of the statements of income. See Rule 5-03.1 of Regulation S-X. Also, your revenue recognition policy as disclosed in Note 2 should be expanded to disclose how you account for service related revenue.

Note 5. Leased Railcars, page 50

2. We note your disclosure that you began offering railcar leasing to your customers and you are packaging the transactions and offering them for sale to leasing companies and financial institutions. Please tell us and revise your disclosure in future filings to explain in greater detail the nature, terms and significant provisions of such leasing transactions and how such transactions have or will be accounted for within your financial statements. As part of your response and revised disclosures, please describe the criteria/factors that the management evaluates in determining whether it is probable that a leased railcar will be sold within one year, including when and how often such evaluations are made (e.g. at the outset, monthly, quarterly, etc). Provide us with any accounting guidance you relied upon in determining the appropriate accounting treatment. Also, in future filings, please disclose the useful life of the leased railcars that are depreciated.

Note 13. Stock Based Compensation, page 60

3. We note your disclosure that in valuing the stock options granted in 2008, the expected life assumption was determined using the simplified method. Please explain to us, and disclose in future filings, why you believe it is appropriate to use the simplified method in determining the expected life assumption.

Form 10-Q for the quarter ended March 31, 2009

Note 4. Plant Closure

4. We note that in the three months ended March 31, 2009 you recognized $176,000 income for employee termination benefits and $203,000 income for insurance recoveries and other related costs. Please provide us details of the nature of these amounts and tell us why you believe it is appropriate to record these amounts as operating income.

****

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

         Sincerely,

         Linda Cvrkel
         Branch Chief

VIA FACSIMILE
(312) 928-0890